FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1	Telefónica -- Dividend Distributions	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A , as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
The Board of Directors of TELEFÓNICA, S.A., at its meeting held today, has approved to distribute an interim dividend from 2009 net income, of a gross amount of 0.50 euros for each Company share issued, in circulation, and carrying entitlement to this dividend. With this dividend and the one paid on November 2008, the Company has achieved its commitment to distribute a dividend of 1 euro per share prior the end of the first half of 2009.
The payment of this dividend shall be executed on May 12th, 2009 by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.), the Spanish entity in charge of registration, clearing and settlement of securities. Tax withholding shall be made on gross amounts as required by applicable legislation.
Additionally, the Company reiterates its commitment to increase the dividend for 2009 fiscal year to a total amount of 1.15 euros per share, payable in two tranches. According to this, and as stated in the Annual Financial Statements of the Company, the Board of Directors will submit for approval of the Annual General Shareholders Meeting the distribution of a dividend with a charge to unrestricted reserves and to be paid in the second half of 2009, of a gross amount of 0.50 euros for each Company share issued, in circulation, and carrying entitlement to this dividend.
Madrid, April 29th, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 29th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors